Exhibit 10.6

March 4, 2020

Mr. Laurent C. Therivel

Dear Laurent,

I am delighted to offer you the opportunity to serve as the President and Chief Executive Officer ("CEO") of United States Cellular Corporation ("USCC"), and am confident that with your outstanding operational and strategic knowledge and experience and with your proven leadership capabilities, USCC will be well positioned for and will achieve superior performance, growth and long-term profitability. I am looking forward to working with you to substantially enhance the Company's performance and success. As USCC's President and CEO, you will be elected to the USCC Board and will report to me in my capacity as USCC Board Chairman, as well as to the Board.

It is our expectation that you and I will determine a mutually agreeable date for you to commence employment with USCC, which will be no later than August 1st, 2020.

Set forth below is information regarding key elements of what your compensation would be as President and CEO of USCC:

1.
Base Salary: Effective as of the date that you commence service as President and CEO, your base salary for 2020 will be $755,000 per year (prorated for months served after your start date). Our policy is to review the salaries of senior executives annually as soon after January 1st as feasible, with adjustments retroactively effective to January 1st (for example in 2021). Your base salary will be subject to applicable tax withholding and benefit plan deductions.

2.
Annual Bonus: The Annual Cash Incentive Award ("Bonus") target opportunity for 2020 will be 110% of your base salary for 2020 (target award equal to $830,500) and based on USCC's approved 2020 Executive Officer Annual Incentive Plan. The amount of the 2020 Bonus shall be prorated for months served during 2020. Actual bonus awards can range from 0% to 200% of the target award, based upon the achievement of specified company objectives (e.g. service revenues, operating cash flow, capital expenditures, equivalent handset net adds, and customer engagement), Chairman assessment on strategic initiatives, and individual performance, as determined by the Chairman. Your bonus will be subject to applicable tax withholding and benefit plan deductions.

3.
Annual Equity Awards: USCC has a Long-Term Incentive Program under which annual equity grants are made to eligible associates (in recent years, in the form of restricted stock units and performance share units). I will recommend that the USCC Long-Term Incentive Compensation Committee ("LTICC") approve that the first annual equity award granted to you, the 2021 grant, have a target LTI award opportunity equal to $4,500,000 in value at grant. The 2021 LTI grant is planned to be made in April 2021 and will be based on the approved 2021 LTI design. For reference, the 2020 LTI mix is expected to be as follows:

a.	Restricted stock units ("RSUs") - 50% of expected value, cliff vests if remain employed through third anniversary of grant

b.
Performance share units ("PSUs") - 50% of expected value, cliff vests if remain employed through third anniversary of grant; target award adjusted in year following grant based on performance during the year of grant (e.g. 2020 performance, final award is 50% to 200% of target based on performance)

For information purposes, 2020 metrics for the PSUs are likely to be based upon Consolidated Operating Cash Flow, Consolidated Total Service Revenues, Postpaid Handset Voluntary Defections and Consolidated Capital Expenditures. The LTICC reserves the right to amend the type, weighting, performance metrics and other terms of the LTI awards.

I anticipate that you would receive Annual Equity Awards each calendar year you serve as President and CEO of USCC in a target amount with a grant date value not less than $4,000,000.

4.	Two Initial Equity Awards: I will recommend that the USCC LTICC grant to you, as soon as administratively practicable following your start date, the following two equity awards.

First, an RSU equity award with a grant date value equal to $2,250,000 ("Initial RSU Award"), which will cliff vest 6 years after your start date subject to your continued employment. Second, an accomplishment equity award with a grant date value equal to $4,500,000 (the "Initial Accomplishment Award") with vesting conditional on, during any two calendar-year period commencing no earlier than January 1, 2021 and ending no later than December 31, 2026, USCC achieving both: greater than the wireless industry total revenue average growth rate (defined as the weighted average wireless revenue growth of AT&T, Verizon and T-Mobile, or their successors, for that two year period) and during the same two year period USCC achieving an average annual return on capital that exceeds 6%. This award, if it vests based upon performance, would be settled in March of the year following the successful accomplishment of these two objectives.

5.
Cash Retention Awards: Provided that you remain employed by USCC and its affiliates on the date specified below, you will receive a cash payment equal to the applicable amount set forth below (subject to applicable tax withholdings). The payment will be made within five business days following the date set forth below. In the unlikely event that USCC terminates your employment involuntarily without cause or a Change in Control occurs (in each case as defined in Exhibit A) prior to a date specified below, you nevertheless will be entitled to any unpaid amount set forth below, which will be paid to you within thirty days following the date of your termination or the date of the Change in Control, as applicable. Payment of the cash retention amount in the case of your involuntary termination without cause shall be subject to your execution (and non-revocation) of a release of all claims against USCC and its affiliates in the Company's then customary form (a "General Release").

Date	Amount
12/1/2020	$1,300,000
6/30/2022	$400,000
12/1/2023	$885,000
12/1/2024	$295,000

6.
Equity Treatment upon Change in Control: In the unlikely event of a Change in Control of USCC (as defined in Exhibit A) prior to April 1, 2027, I will recommend that the USCC Board approve that you receive accelerated vesting of all awarded and unvested equity awards (annual LTI grants and the Initial RSU Award), with the exception of the Initial Accomplishment Award. In such event, I will recommend that the USCC Board approve that you receive accelerated vesting with respect to one-third of the shares subject to the Initial Accomplishment Award. If you continue to work for USCC or a USCC successor entity after a Change in Control, you will not receive the one-year salary noted under Severance in Section 11 hereof.

7.
Benefits: You will be eligible to participate in the same medical, life insurance and retirement programs which USCC extends to its top executives subject to the same participation rules governing all new employees. The CEO of USCC is eligible to participate in the Tax-Deferred Savings Plan (a qualified 401(k) plan) and Pension Plan (a qualified defined contribution plan), and two non-qualified plans-the Supplemental Executive Retirement Plan ("SERP") and Deferred Compensation Plan.

8.	Vehicle: A company car under our company vehicle policy for corporate executives. Each year the amount that the company will pay for eligible associates is reevaluated.

9.	Club Membership: Membership at a business-oriented club in Chicago (the Union League Club, University Club, Chicago Club, etc.) to provide a convenient location for business meetings.

10.
Vacation: Up to four weeks of paid vacation may be taken each year at times, of course, that will not jeopardize performance of your responsibilities. Vacation time will be pro rated for the current calendar year based on your start date.

11.
Severance: In the unlikely event that USCC terminates your employment involuntarily without cause (as defined in Exhibit A) prior to April 1, 2027, subject to your execution (and non-revocation) of a General Release, USCC shall pay you a severance amount equal to your then current annual base salary. Such amount shall be paid to you in a lump sum within 60 days following your separation from service and shall be subject to applicable tax withholding.

12.
Relocation Assistance: USCC will provide a reasonable and market-based relocation package from Mexico and Dallas to the Chicago area. Under the USCC relocation plan, such benefits include shipment of household goods, real estate assistance, temporary living, and home finding assistance (see attached description).

13.	Business and Travel Expenses: The Company will reimburse you for all reasonable expenses incurred in performance of your duties on behalf of the Company in accordance with company policy.

Note that reimbursements and payments under this letter (whether of cash or equity) are intended to be exempt from the requirements of Section 409A of the Internal Revenue Code to the maximum extent possible. To the extent Section 409A applies to such reimbursements or payments, this letter shall be interpreted to comply therewith. Each reimbursement and payment under this letter shall constitute a "separately identified" amount within the meaning of Treasury Regulation
§1.409A-2(b)(2).

This offer is contingent upon a successful background check, acceptable results of a standard pre-employment drug screen, and your written acknowledgment to USCC that either:

(a)you have received written assurances from a Texas lawyer that your employment by USCC and its affiliates will not result in the breach of any restrictive covenant or other agreement, including, but not limited to, non-competition, non-solicitation, confidentiality, work-for-hire or similar agreements, and/or

(b)your current employer waives and/or agrees not to enforce any such restrictions in connection with your employment with USCC, and that your counsel has advised you that such assurances are sufficient to give you the requisite comfort to accept this offer letter.

If you have satisfied the conditions of the immediately preceding sentence, then, in the event of any dispute with your current employer with respect to the applicability of any restrictive covenant or similar agreement, USCC will reimburse you for reasonable attorney's fees of counsel reasonably acceptable to USCC up to a maximum of the first $100,000 of legal fees incurred. Any such payment shall occur no later than March 15 of the calendar year following the calendar year during which the legal fees were incurred. In addition, this offer is contingent upon (i) your acceptance and signature on this offer letter, (ii) your acceptance and signature on USCC's Confidentiality/Non-Solicitation/Non-Competition Agreement, a copy of which is attached, and (iii) the USCC Board approval of your appointment to become the President and CEO of USCC, which I anticipate they will be pleased to provide.

In the event your employment with your current employer ends prior to the agreed upon start date with USCC and you have fulfilled all contingencies above, we will provide you a payment of $40,000 per month (subject to applicable tax withholdings) for up to four months for each full month after the date your employment ends with your current employer and before your commencement of employment with USCC, payable on the first day of each month.

This letter agreement shall be construed in accordance with, and governed by, the substantive laws of the State of Illinois without reference to principles of conflicts of law. Each party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this letter agreement, whether in tort or contract or at law or in equity, exclusively in the United States District Court for the Northern District of Illinois or the courts of the State of Illinois (the "Chosen Courts") and (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts for purposes of any such action or proceedings, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice, including the original or a copy of such process, is given by certified or registered mailing to USCC at 8410 W. Bryn Mawr Ave., Chicago, IL 60631, Attention: Vice President Legal, or if to you, at , or such other address as you may specify in writing to me. Each of us hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this letter agreement.

We recognize that you have the option, as does USCC, of ending your employment with USCC and its affiliates at any time, with or without notice and with or without cause. As such, your employment with USCC will be at-will and neither this letter nor any other oral or written statements or representations regarding your employment may alter your at-will status or may be considered an employment contract.

Laurent, we are looking forward to working with you as the next USCC President and CEO. We believe that this financial and benefits package will provide you with a major financial incentive for you to lead USCC to outstanding growth and overall performance.

Very truly yours,

/s/ LeRoy T. Carlson, Jr.

LeRoy T. Carlson, Jr.
Chairman

Please acknowledge your agreement with the terms outlined in this letter.

/s/ Laurent Therivel	6/1/2020
Laurent Therivel	Date

Exhibit A

DEFINITIONS

As used in this letter, the following terms shall have the respective meanings set forth below:

a."Cause" shall mean (i) a material breach by the executive of his employment duties and responsibilities (other than as a result of incapacity due to physical or mental illness) (A) which is the result of the executive's negligence or (B) which is demonstrably willful and deliberate on the executive's part and which is committed in bad faith or without reasonable belief that such breach is in the best interests of USCC; (ii) the commission by the executive of a felony involving moral turpitude; (iii) a court order having a material adverse impact on the executive's ability to serve as the USCC President and CEO; or (iv) violation of USCC's Confidentiality/NonSolicitation/Non-Competition Agreement or any agreement with USCC or its affiliate containing similar provisions.

b."Change in Control" shall have the meaning set forth in USCC's Long-Term Incentive Plan.

USCC SERVICES, LLC
CONFIDENTIALITY/NON-SOLICITATION/NON-COMPETITION AGREEMENT

In consideration and as a condition of employment or continued employment with USCC Services, LLC, including its parents, subsidiaries and affiliates, and the predecessors, successors or assignors of any of them (hereinafter referred to as "Employer" or "Company"), Employee acknowledges and agrees as follows regarding the confidentiality of information and non- solicitation of customers and employees of Employer and its affiliates:

1.Agreement Regarding Confidentiality. During and after Employee's employment with Employer, except as required in Employee's duties to Employer, Employee agrees to hold in strict confidence and/or not use for Employee's own benefit, and not disclose to or use for the benefit of any person, firm, or corporation, without the express written authorization of Employer, any Confidential Information or Trade Secrets, as defined herein. In addition, Employee agrees to protect and maintain the privacy and security of any Personal Data obtained during the course of employment or to which Employee has access, consistent with Company policies and in accordance with all applicable federal, state and local privacy and security laws and where applicable, comply with the privacy of health and medical information covered by the Health Insurance Portability and Accountability Act of 1996. Employee will refrain from, by act or omission, placing the Company in violation of any applicable privacy or data protection law. This promise of confidentiality is in addition to any common law or statutory rights of Company to prevent disclosure of its and its affiliates' Confidential Information and/or Trade Secrets.

2.Confidential Information Defined. "Confidential Information" means any information that Employee learns or developed during the course of employment with Company that gives the Company or any of its affiliates a commercial advantage over a competitor that does not have such information and/or information that is not generally known to persons or entities outside the Company, regardless of whether it is labeled confidential. Such information includes, but is not limited to, Personal Data, proprietary processes, formulas, computer software, programs and communication systems, data, know-how, inventions, improvements, techniques, training methods, business management methods and strategies, marketing plans, forecasts, customer and supplier lists, customer and supplier contracts and contacts, personal and/or financial information of customers, books, records, accounts, data processing information or computer programs, rate structure, price and cost lists, contract expiration dates, discounts or special/non-public promotions or programs, financial information, or any other document or information which refers to or related to Employer's or any of its affiliates' businesses and affairs, which Employee acknowledges may be contained in written manuals, verbal communications, in unwritten knowledge of Employee or of other employees, and/or any other tangible method of expression, including hard disk and soft disk drive mechanisms (hereinafter, along with the information described in paragraph 3 below, "trade secret" and/or "confidential" or "proprietary information"). Confidential Information also includes information of third parties for which the Company or its affiliates have accepted obligations of confidentiality. Nothing in this Agreement is intended to prohibit Employee from discussing with fellow employees, or with third parties who are not competitors of Employer, wages, hours and other terms and conditions of employment.

3.Trade Secret Defined. "Trade Secret" is information that qualifies as a trade secret under the Illinois Trade Secrets Act, 765 ILCS 1065.

4.Personal Data Defined. “Personal Data” means any information that refers or relates to an identified or identifiable individual, including but not limited to first and last name, home or other physical address, telephone number, e-mail address or other online contact information, Social Security number or similar governmental identifier, any biometric data, date of birth, consumer, health, financial, or any other information relating to an individual that is combined with any of the above.

5.Invention Assignment.

(a)Ownership Of Creations. Employee agrees that all programs, sub-routines, codes, formulas, documentation, and other inventions, discoveries, developments, improvements, ideas, copyrightable creations, works of authorship, mask works and other contributions (herein collectively referred to as "Creations"), whether or not patented or patentable, or copyrighted or copyrightable, which are in the future conceived, made, developed, created or acquired by Employee, either individually or jointly, during any employment by Employer and which relate in any manner to Employee's work for Employer, the research or business of Employer, or fields to which the business of Employer may reasonably extend (regardless of the extent developed at Employer's facilities, at Employee's home, or elsewhere), shall belong to Employer (or Employer's designee(s)), and Employee does hereby sell, assign, and transfer to Employer (or, at Employer's option, Employer's designee(s)) Employee's entire right, title and interest (worldwide) in and to the Creations and all intellectual property rights thereto. Employee agrees to keep complete records of such Creations.

(b)Disclosure Of Creations; Applications. Employee agrees to promptly and fully disclose the Creations to Employer, in writing if requested by Employer, and to execute and deliver any and all lawful applications, confirmatory assignments, and other documents which Employer requests for protecting the Creations in the United States and/or any other country. Employer or Employer's designee(s) shall have the full and sole power to prosecute such applications and to take all other action concerning the Creations, and (during and after employment) Employee will cooperate fully within a lawful manner, at the expense of Employer, in the preparation and prosecution of all such applications and in any legal actions and proceedings concerning the Creations.

(c)Presumption Of Ownership. Without diminishing in any way the rights granted to Employer above, where lawful, if a Creation is described in a patent application or is disclosed to a third party by Employee within six months after Employee leaves the employ of Employer, Employee agrees that it is to be presumed that the Creation was conceived, made, developed, acquired, or created by Employee during the period of employment by Employer, unless Employee can prove otherwise.

6.Non-Solicitation of Customers and Prospective Customers. Employee specifically acknowledges that by virtue of employment with Employer, that Employee may have substantial access to the Company's and its affiliates' confidential customer lists and/or confidential customer contacts. Employee further acknowledges that customers have regular or repeated dealings with Employer which results in systematic or frequent actions, contracts, sales, or business relations, and that Employer and its affiliates receive habitual or consecutive business from such customers. Employee also acknowledges that the customer lists and contacts are not matters of public or general knowledge, that such customer lists or customer contacts have been developed by Employer and its affiliates, at substantial cost and expense, that the customer lists and customer contacts are extremely valuable to Employer and its affiliates and that such customer lists or customer contacts could not be easily replicated. As such, Employee agrees to the following provisions restricting the solicitation of customers as follows:

(a)Non-Solicitation of Customers. During Employee’s employment and for one year following the termination of Employee's employment with Employer, regardless of the reason for the termination, Employee will not directly or indirectly provide, or solicit to provide, to any existing Employer or Employer affiliate customer (or provide any information to a third party in connection with its or their direct or indirect solicitation of said customers), with whom Employee had contact in the one year period immediately prior to termination of Employee's employment, the same or similar services or products provided by Employer or Employer’s affiliates, other than on Employer’s behalf.

(b)Non-Solicitation of Prospective Customers. During and for one year following the termination of Employee's employment with Employer, regardless of the reason for the termination, Employee will not directly or indirectly provide, or solicit to provide, to any Employer or Employer affiliate prospective customer (or provide any information to a third party in connection with its or their direct or indirect solicitation of said potential customers), with whom Employee had contact in the one year period immediately prior to termination of Employee's employment, the same or similar services or products provided by Employer or Employer's affiliates, other than on Employer's behalf. For purposes of this provision, "prospective customer" shall mean any person or entity that is the subject of an open bid or proposal at the time that Employee's employment terminates.

7.Non-Solicitation of Employees. During and for one year following the termination of Employee’s employment with Employer, regardless of the reason for the termination, Employee agrees not to solicit, induce or encourage, or attempt to solicit, induce or encourage, other than on the Employer's behalf, any employee of Employer or its affiliates to leave the employment of Employer or its affiliate or breach his/her employment duties.

8.Non-Compete. During and for one year after Employee’s employment with Employer, Employee shall not work for any entity which is a wireless service carrier that operates in any market within the continental United States in which the Company operates in the same or similar role for which Employee worked for Employer or which may require utilizing any Confidential Information or Trade Secrets acquired while employed by Employer. For purposes of the foregoing, “wireless carrier” includes any wireless carrier holding a license granted by the Federal Communications Commission, as well as any reseller or MVNO. “Work for” includes, whether paid or unpaid, as an employee, officer, director, consultant or advisor.

9.Notice to Subsequent Employer(s). Within five (5) business days of Employee’s acceptance of a position with any person or entity during and for one year after Employee’s employment with Employer, Employee agrees to give prior written notice to Employer of the name of such person or entity. In any event, Employee hereby consents to Employer contacting each such person or entity, including providing a copy of this Agreement to each such person or entity, to ensure that Employee remains in full compliance with the provisions of this Agreement.

10.Non-Disparagement. Employee agrees that Employee has not made, and will not make, directly or indirectly any oral, written, electronic (including, but not limited to, on social media, websites, blogs, email and/or text messages) or other type of communication, or release any information or encourage others to make any communication or release any information, that is designed to embarrass or disparage Employer or its affiliates to anyone, including Employer's customers, vendors, competitors, associates, former associates, potential associates or the press or other media in any country; provided, that it will not be a violation of this paragraph for Employee to make truthful statements when required by legal process to do so by a court of law, by any governmental agency having supervisory authority over the business of Employer or by any administrative or legislative body (including a committee thereof) with the jurisdiction to order Employee to divulge, disclose or make accessible such information.

11.Return of Materials. Employee agrees that upon Employer's request at any time, but, in no event, not later than the voluntary or involuntary termination of the employment relationship, to deliver to Employer and not keep or deliver to anyone else, at anytime, any and all records, documents, notes, memoranda, specifications, devices, electronic data, emails, computer disks, and, in general, any and all material relating to Employer's business and/or any "Confidential Information", "Trade Secrets" "Personal Data" or "Creations" as described in paragraphs 2, 3, 4 and 5 above, and shall not retain any copies thereof and further agrees not to make any summaries of, take any notes with respect to, or memorize any such information for Employee's benefit or that of any person, firm or corporation other than Employer.

12.Improper Use During Employment. Employee acknowledges that improperly using or disclosing Confidential Information, Trade Secret or Personal Data information subjects Employee to disciplinary action, up to and including termination of employment, and/or legal action, even if he or she does not actually benefit from the disclosed information.

13.Remedies. Employee hereby acknowledges and agrees that the services rendered by Employee to Employer, and the information disclosed to Employee during and by virtue of Employee’s employment, are of a special, unique and extraordinary character, and the breach of any such provisions of this Agreement will cause Employer irreparable injury and damage, and consequently Employer shall be entitled to, in addition to all other remedies available to it, injunctive and equitable relief to prevent a breach of this Agreement, or any part of it, and to secure the enforcement of this Agreement. Employer shall be entitled to collect from Employee, Employer's reasonable attorneys fees incurred in connection with: (1) Employer's enforcement of any of the provisions of this Agreement including, but not limited to, its enforcement of the forum-selection clause, and (2) any suit for damages stemming from Employee's breach of any of the provisions of this Agreement.

In addition, Employee may not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made: (a) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and provided that such disclosure is solely for the purpose of reporting or investigating a suspected violation of the law, or (b) in a complaint or other document filed in a lawsuit or other proceeding, provided that such filing is made under seal. Additionally, in the event Employee files a lawsuit against Employer for retaliation by the Employer against the Employee for reporting a suspected violation of law, Employee has the right to provide trade secret information to his or her attorney and use the trade secret information in the court proceeding, although Employee must file any document containing the trade secret under seal and may not disclose the trade secret, except pursuant to court order.

14.Agreement as to Reasonableness. Employee agrees and acknowledges that the provisions of this Agreement are fair and reasonable in both scope and content and are reasonably necessary for the protection of Employer’s and its affiliates' businesses. Employee further agrees and acknowledges that the provisions of this Agreement do not, and will not, unduly impair Employee's ability to earn a living after Employee's employment with Employer ends.

15.No Waiver. Employer’s waiver of a breach by Employee of any provision of this Agreement or failure to enforce any such provision with respect to Employee shall not operate or be construed as a waiver of any subsequent breach by Employee of any such provision or of any other provision, or of Employer’s right to enforce any such provision or any other provision with respect to Employee. No act or omission of Employer shall constitute a waiver of any of its rights hereunder except for a written waiver signed by the Employer.

16.Miscellaneous. This Agreement may not be assigned, or any duties delegated, in whole or in part, by Employee without the prior written consent of Employer. Employer may assign this Agreement to another entity upon written notice to Employee. This Agreement, and any written employment agreement between the Employee and the Company, constitutes the entire agreement between Employee and Employer as it relates to Employee’s employment by Employer, and supersedes any other agreement, either oral or written with the exception of any agreements concerning confidentiality, trade secrets, non-solicitation or non-competition, all of which shall remain in full force and effect, and are hereby confirmed and ratified. Employee understands and agrees that nothing in this Agreement shall be understood, argued and/or interpreted to alter Employee's status as an at-will employee whose employment may be terminated by Employer at any time, with or without cause. This Agreement may not be amended or modified other than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

17.Controlling Law and Forum. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Illinois, without reference to principles of conflicts of laws. Each party agrees to bring any action or proceeding in connection with any claim arising out of or related to this Agreement, whether in tort or contract or at law or in equity, exclusively in the United States District Court for the Northern District of Illinois or the courts of the State of Illinois (the “Chosen Courts”) and (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts for purposes of any such action or proceedings, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) consents to the service of process in any such action or proceeding by certified or registered mailing of the summons and complaint therein directed to Employee at Employee's last known address on file with Employer or Employer through the Senior Vice President of Human Resources at its principal place of business in Chicago, Illinois.

18.Modification and Severability. It is the intention of the parties that if, in any action before any court empowered to enforce such covenants, any term, restriction, covenant, or promise is found to be unenforceable, then such term, restriction, covenant, or promise shall be deemed modified to the extent necessary to make it enforceable by such court. The parties agree that in the event that any part of the Agreement shall be declared invalid, it shall not affect the validity of any of the remaining terms or provisions of the Agreement. The covenants and agreements of Employee above shall survive the termination of this Agreement for any reason.

EMPLOYEE ACKNOWLEDGES THAT EMPLOYEE HAS READ AND UNDERSTANDS THIS AGREEMENT IN ITS ENTIRETY, HAS REVIEWED THIS AGREEMENT WITH INDIVIDUALS OF EMPLOYEE'S OWN CHOOSING, AND THAT EMPLOYEE HAS ENTERED INTO THIS AGREEMENT VOLUNTARILY, AND INTENDS TO BE BOUND THEREBY.

Accepted and Agreed:	USCC Services, LLC
By:
Employee (signature)

Title:
Printed Employee Name

Date:	Date: